FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 06, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
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Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

MARKET ANNOUNCEMENT

SADIA S.A. (Bovespa: SDIA3 and SDIA4; NYSE: SDA) (“Company”), in response to the official letter CVM/SEP/GEA-4/n. 131/09 and complementing the material fact published on 5.19.09, hereby informs the following on the conditions for the sale of Concordia Holding Financeira S.A. (“Concordia”) to HFIN Participações S.A., a Brazilian company composed of the signers of the shareholders’ agreement of the Company.

The Company will receive as payment for Concórdia 1,991,211 common shares issued by BRF – Brasil Foods S.A. (“BRF”), valued at R$33.65 per share pursuant to the terms of the Association Agreement. The price was determined based on multiple of net equity applicable to financial institutions of same size. Appraisal reports supporting the transaction are available to shareholders at the Company’s headquarters.

Simultaneously with the abovementioned sale, the Company will grant to HFIN Participações S.A. an option to repurchase 1,991,211 common shares issued by BRF, at the same price per share determined for purposes of Concordia sale, which will be restated by SELIC. The repurchase option may be exercised within 180 days following the date the option is contracted regarding up to 50% of the abovementioned shares and within 360 days following the date the option is contracted regarding the remaining shares.

The Extraordinary General Shareholders’ Meeting to be held on 7.8.09 will resolve on the sale of Concordia and Company’s shareholders that are also shareholders of HFIN Participações S.A. shall abstain from voting on such item of the agenda.

São Paulo, July 3, 2009

Sadia S.A.

José Luis Magalhães Salazar

Investor Relations Officer